Exhibit 99.54

NEWS RELEASE

Gunnison Copper Regretfully Announces the Passing of Colin Kinley

Phoenix, Arizona, November 7, 2025 - It is with great sadness that Gunnison Copper Corp. (TSX: GCU) (OTCQB: GCUMF) (FSE: 3XS0) (“Gunnison” or the “Company”) announces the sudden passing of Mr. Colin Kinley, Director of the Company. The Board and Company express their sincere condolences to Karen, Cooper, and Claire, their extended family and friends.

Colin joined Gunnison as a Director in 2010 and was Chair of the Compensation Committee. He was a well-respected member of the Board, bringing a wealth of knowledge and experience to Gunnison from his distinguished career that extended far beyond his technical expertise. He was an internationally respected explorationist within the natural resources sector, whose contributions to the Company, and industry, will be greatly missed.

“We are deeply saddened by Colin’s sudden passing. He has been a valuable member of the Board since 2010, but more importantly he has been a friend for nearly 20 years. Our thoughts and condolences are with his family and friends; he will be deeply missed by all” said Mr. Stephen Twyerould, Chief Executive Officer & President of Gunnison Copper.

“Colin was a mining subject matter expert, a person of broad and valuable perspective and of sharp strategic instincts. But most importantly, he was a wonderful human being. His passing is a significant loss to our company and to us as friends” added Fred Duval, Chairman of the Board of Gunnison Copper

Colin’s seat on the Board will remain vacant until a new Director is proposed and confirmed at the next annual meeting of shareholders.

This news release is authorized for release by the Board of Directors of Gunnison Copper.

Contact Information

For more information on Gunnison, please visit our website at www.GunnisonCopper.com

For further information regarding this press release, please contact:

Gunnison Copper Corp.

Concord Place, Suite 300, 2999 North 44th Street, Phoenix, AZ, 85018

Melissa Mackie

T: 647.533.4536

E: info@GunnisonCopper.com

www.GunnisonCopper.com